EXHIBIT 16.1

July 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We are the former independent auditors for PlayBOX (US) Inc., a Nevada corporation (the “Company”). We have been furnished with a copy of the Company’s disclosure under the heading “Changes In and Disagreements with Accountants” in the Company’s SB-2 Registration Statement, Amendment No. 6, dated July 11, 2007, disclosing our resignation as independent public auditor of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Board of Directors of the Company or the appointment of new independent auditors by the Company.

Very truly yours,

“Staley, Okada & Partners”

Staley, Okada & Partners
CHARTERED ACCOUNTANTS